FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 001-33548

JAGUAR MINING INC.

67 Yonge Street, Suite 1203

Toronto, Ontario, Canada M5E 1J8

(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

This MD&A was amended and re-filed on November 12, 2013 to correct for a transposition error in the table “Summary of All-in Cost per Ounce of Gold Sold” on page 29. The information in this MD&A continues to be effective as of November 7, 2013 unless otherwise indicated.

The Registrant’s Q3 Interim Financial Statements is filed as Exhibit 99.1 hereto and is incorporated by reference in the original 6-K filing completed on November 8, 2013.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Q3 INTERIM FINANCIAL STATEMENTS
99.2	Q3 MANAGEMENT'S DISCUSSION AND ANALYSIS (Amended)
99.3	REFILED CEO CERTIFICATION
99.4	REFILED CFO CERTIFICATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.

Date: November 12, 2013	By:	/s/ David M. Petroff
Name: David M. Petroff
Title: President and Chief Executive Officer